EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months	Twelve months
	ended	ended
	12/31/2003	12/31/2002

Computation of Earnings:

Income/(loss) before income taxes and cumulative effect of a change in accounting	$119	($145)

Adjustments to income

Add: Distributed income from less than 50% owned companies	9	5

Add: Fixed charges as presented below	398	355

Subtract: Interest capitalized	(1)

Add: Amortization of interest capitalized	1

Earnings	$526	$215

Computation of Fixed Charges:

Interest excluding amortization of debt related costs	$356	$342

Interest capitalized	1

Amortization of debt related costs	23	2

Portion of rental expense representative of interest (1)	18	11

Total fixed charges	$398	$355

Ratio of earnings to fixed charges (2) (3)	1.3	*

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)	After charges (in millions) for (i) restructuring of $19 for 2003 and 2002 (ii) asbestos of $44 and $30, for 2003 and 2002, respectively, (iii) asset impairments and loss/(gain) on sale of assets of $73 and $247, for 2003 and 2002, respectively, (iv) (gain)/loss from early extinguishments of debt of $12 and ($28) in 2003 and 2002, respectively, and (v) a foreign exchange gain of $201 in 2003.

(3)	Earnings did not cover fixed charges by $140 in 2002.